UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

(Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

YIT Oyj
(Name of Subject Company) Not Applicable
(Translation of Subject Company’s Name into English (if applicable) Finland
(Jurisdiction of Subject Company’s Incorporation or Organization) YIT Oyj
(Name of Person(s) Furnishing Form) Shares
(Title of Class of Subject Securities) Not Applicable
(CUSIP Number of Class of Securities (if applicable) Hanna Jaakkola Vice President, Investor Relations YIT Corporation P.O Box 36 (Panuntie 11) FI 00621 Helsinki +358 40 5666 070
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company) 19 June 2017
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents

(a)	The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description of Exhibit
99.1	Lemminkäinen Stock Exchange Announcement Release, published on 19 June 2017 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB on 20 June 2017).
99.2	YIT Stock Exchange Announcement Release, published on 19 June 2017 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB on 20 June 2017).
99.3	Joint Merger Plan, published on 19 June 2017 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB on 20 June 2017).
99.4	YIT and Lemminkäinen Announcement Presentation, published on 19 June 2017 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB on 20 June 2017).
99.5	YIT Investor Report to Investor Report Subscribers, published on 23 June 2017.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and powers of attorney on Form F-X were filed concurrently with the Commission on 20 June 2017.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YIT Oyj

By:	/s/ Kari Kauniskangas
Name:	Kari Kauniskangas
Title:	President and CEO
Date:	26 June 2017